SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2003

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

        On November 28, 2003, On Track Innovations Ltd. filed a report on Form 6-K disclosing, among other information, its unaudited financial results for the nine months ended September 30, 2003. The following unaudited Statements of Changes in Shareholders’ Equity and Consolidated Statements of Cash Flows disclose additional information with respect to such nine-month period and should be read together with the information disclosed in the November 28, 2003 filing.

ON TRACK INNOVATIONS LTD.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

US Dollars in thousands

	Number of shares	Share capital	Additional paid-in capital	Deferred stock compensation	Accumulated other comprehensive income	Accumulated deficit	Total shareholders' equity

Balance as of January 1, 2002
(audited)	1,589,311	$47	$44,823	$(541)	$37	$(29,996)	$14,370
Deferred stock compensation	-	-	2,182	(2,182)	-	-	-
Exercise of options	227,845	5	-	-	-	-	5
Amortization of deferred stock
Compensation	-	-	-	1,608	-	-	1,608
Stock options granted to consultants	-	-	1,058	-	-	-	1,058
Beneficial conversion feature on
convertible notes	-	-	42	-	-	-	42
Warrants issued in connection with the
issuance of convertible notes	-	-	42	-	-	-	42
Other comprehensive income - foreign
currency translation adjustments	-	-	-	-	164	-	164
Net loss	-	-	-	-	-	(6,248)	(6,248)

Balance as of December 31, 2002
(audited)	1,817,156	52	48,147	(1,115)	201	(36,244)	11,041

Deferred stock compensation	-	-	1,798	(1,798)	-	-	-
Amortization of deferred stock
Compensation	-	-	-	1,399	-	-	1,399
Deferred compensation paid in cash	-	-	(766)	766	-	-	-
Stock options granted to consultants	-	-	820	-	-	-	820
Exercise of options	677,252	15	136	-	-	-	151
Issuance of ordinary shares, net	231,818	5	275	-	-	-	280
Warrants issued in connection with the
issuance of ordinary shares	-	-	357	-	-	-	357
Beneficial conversion feature on
convertible notes	-	-	183	-	-	-	183
Warrants issued in connection with
issuance of convertible notes	-	-	183	-	-	-	183
Issuance expenses	-	-	(266)	-	-	-	(266)
Conversion of a loan to warrants	-	-	465	-	-	-	465
Other comprehensive income - foreign
currency translation adjustments	-	-	-	-	76	-	76
Net loss	-	-	-	-	-	(3,669)	(3,669)

Balance as of September 30, 2003
(unaudited)	2,726,226	$72	$51,332	$(748)	$277	$(39,913)	$11,020

ON TRACK INNOVATIONS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

US Dollars in thousands

	For the nine months ended September 30		For the year ended December 31,
	2003	2002	2002
	(Unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,669)	$(4,206)	$(6,248)
Adjustments required to reconcile net loss to
net cash used in operating activities:
Amortization of deferred stock compensation	1,399	1,639	1,608
Stock options granted to consultants	820	-	1,058
Loss on sale of property and equipment	-	40	40
Amortization of intangible assets	141	114	161
Depreciation	1,012	624	897
Amortization of beneficial conversion feature
on convertible notes	32	-	3
Accrued severance pay, net	(16)	(42)	-
Minority interest	-	19	19
Decrease in deferred revenues	(716)	-	-

Changes in operating assets and liabilities:
Decrease in marketable bonds held for trading, net	675	301	282
Decrease (increase) in trade receivables	272	75	1,363
Decrease (increase) in other receivables and prepaid
Expenses	(243)	55	331
Decrease in inventories	58	716	1,104
Increase (decrease) in trade payables	289	(537)	(1,263)
Decrease in other current liabilities	(63)	(492)	(497)

Net cash used in operating activities	(9)	(1,694)	(1,142)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property and equipment	-	14	14
Purchase of property and equipment	(154)	(748)	(793)

Net cash used in investing activities	(154)	(734)	(779)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in short-term bank credit, net	(24)	(27)	(1,109)
Proceeds from long-term bank loans	650	372	372
Repayment of long-term bank loans	(1,573)	(1,219)	(1,630)
Exercise of options	138	-	5
Proceeds from issuance of convertible notes	258	-	166
Proceeds from issuance of shares	637	-	-
Proceeds from issuance of warrants in connection with
the issuance of convertible notes	183	-	42
Proceeds allocated to beneficial conversion
feature on convertible notes	183	-	42
Issuance expenses	(78)	-	-

Net cash provided by (used in) financing activities	374	(874)	(2,112)

Effect of exchange rate changes on cash	2	-	148

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	213	(3,302)	(3,885)
CASH AND CASH EQUIVALENTS AT THE
BEGINNING OF THE PERIOD	2,145	6,030	6,030

CASH AND CASH EQUIVALENTS AT THE END
OF THE PERIOD	$2,358	$2,728	$2,145

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) BY: /S/ Oded Bashan —————————————— Oded Bashan President, Chief Executive Officer and Chairman

Date: December 11, 2003